UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 19, 2003
(Date of earliest event reported: March 6, 2003)

DISCOVERY OIL, LTD.

(Exact name of registrant as specified in its charter)

DELAWARE   000-06541   83-020790
(State or other jurisdiction   Commission   (IRS Employer
of incorporation or organization)   File No.   Identification No.)

6127 RAMIREZ CANYON RD., MALIBU, CA   90265
(Address of principal executive offices)   (Zip code)

Registrant's telephone number, including area code: (310) 457-1967

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

(a)   Previous Independent Accountant

   (1)   (i)   The accounting firm of **DeCoria, Maichel & Teague P.S.** has resigned as auditors of the company's financial statements effective March 6, 2003.

During the fiscal year ended December 31, 2001 and the subsequent interim period through the date of the dismissal,

          (ii)   there were no disagreements with **DeCoria, Maichel & Teague P.S.** on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused it to make reference in connection with its report to the subject matter of the disagreement. The accountant's report of **DeCoria, Maichel & Teague P.S.** as of and for the year ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, but was qualified as to the uncertainty of the Company's ability to continue as a going concern. **DeCoria, Maichel & Teague P.S.** has not advised the Company of any reportable events as defined in paragraph (A) through (E) of Regulation S-K Item 304 (a) (1) (iv).

          (iii)   The Board of Directors has accepted the resignation of **DeCoria, Maichel & Teague P.S.**.

          (iv)   **DeCoria, Maichel & Teague P.S.** has not advised the Company of any reportable events as defined in paragraph (A) through (E) of Regulation S-K Item 304 (a) (1) (iv).

   (2)   New Independent Accountants

   The Board of Directors for Discovery Oil LTD is reviewing several accounting firms prior to engaging new auditors.

   (3)   The former accountants have furnished a letter regarding their review of this Form 8-K filed herewith as Exhibit 16.2.

(b)   No conditions in paragraphs (b)(1) through (b)(3) of this Item exist to report.

ITEM 7. EXHIBIT

16.1   Letter dated March 6, 2003, from DeCoria, Maichel & Teague P.S. regarding resignation as certifying accountants.

16.2   Letter dated March 24, 2003, from DeCoria, Maichel & Teague P.S. content of this Form 8-K.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(b) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DISCOVERY OIL, LTD.
(Registrant)

By:/s/ Andrew V. Ippolito   March 19, 2003

Andrew V. Ippolito
(Principal Financial and Accounting Officer)

Exhibit 16.1

DeCoria, Maichel & Teague
A PROFESSIONAL SERVICES FIRM

1105 W. Francis, Suite A
Spokane, Washington 99205
dm-t.com * contact@dm-t.com
Facsimile: (509) 535-3503
Telephone: (509) 535-9391

March 6, 2003

Discovery Oil, LTD
Andrew V. Ippolito
6172 Ramirez Canyon Road
Malibu, CA 90265

Dear Mr. Ippolito:

This is to confirm that the client-auditor relationship between Discovery Oil, LTD (Commission File Number 0-6541) and DeCoria, Maichel & Teague P.S. has ceased.

Sincerely,

/s/ DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague P.S.

CC: Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington D.C. 20549
VIA FACSIMILE: 202-942-9656

Exhibit 16.2

DeCoria, Maichel & Teague
A PROFESSIONAL SERVICES FIRM

1105 W. Francis, Suite A
Spokane, Washington 99205
dm-t.com * contact@dm-t.com
Facsimile: (509) 535-3503
Telephone: (509) 535-9391

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read the statements made under Item 4 of the report on Form 8-K of Discovery Oil, Ltd. dated March 19, 2003, and have the following comments:

-   With respect to Item 4(a), (I) through (IV) we agree with the statements made by Discovery Oil, Ltd.

Very truly yours,

/s/:DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague P.S

Spokane, Washington
March 24, 2003